UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Given Imaging Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

2797140
(CUSIP Number)

Paul Weinberg, Adv. Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	RDC Rafael Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	3,232,310
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	3,232,310
11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,232,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			12.65%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	DEP Technology Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	3,232,310
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	3,232,310
11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,232,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			12.65%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,425,972 (1)
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	5,963,531
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,425,972 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			36.89% (1)
14.	Type of Reporting Person (See Instructions)
CO

(1)  Includes an aggregate of 3,462,441 shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC executed on September 29, 2003, as described in Item 6 below.

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			X
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,425,972
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,425,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,425,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			36.89%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,425,972
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,425,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,425,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			36.89%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,425,972
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,425,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,425,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			36.89%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,425,972
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,425,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,425,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			36.89%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Shelly Dankner-Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,425,972
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,425,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,425,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			36.89%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,425,972
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,425,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,425,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			36.89%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 2797140
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,425,972
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,425,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,425,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			36.89%
14.	Type of Reporting Person (See Instructions)
	IN

    This Amendment No. 1 on Schedule 13D/A (the "Amendment") amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share, of Given Imaging Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

     The following amends Items 2, 5, 6 and 7 of the Statement.

Item 2.     Identity and Background

(a), (b) and (c):     The Reporting Persons.

As of September 5, 2003, Mrs. Shelly Dankner-Bergman owned directly approximately 4.75% of the outstanding shares of IDB Holding, in addition to approximately 30.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Dankner-Bergman.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D, E and F previously attached to the Statement.

Item 5.      Interest in Securities of the Issuer

As of September 5, 2003:

RDC owned directly 3,232,310 Ordinary Shares, or approximately 12.65% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 3,232,310 Ordinary Shares.

Elron owned directly 2,731,221 Ordinary Shares, or approximately 10.69% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 3,232,310 Ordinary Shares owned by RDC, and also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 below, Elron shares the power to vote 3,462,441 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 9,425,972 Ordinary Shares, constituting approximately 36.89% of the outstanding Ordinary Shares.

DIC owned directly 3,462,441 Ordinary Shares, or approximately 13.55% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may be deemed to share the power to vote and dispose of the 5,963,531 Ordinary Shares owned by RDC and Elron, or a total of 9,425,972 Ordinary Shares, constituting approximately 36.89% of the outstanding Ordinary Shares.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 9,425,972 Ordinary Shares held by RDC, Elron and DIC, or approximately 36.89% of the outstanding Ordinary Shares.

The Issuer advised the Reporting Persons that there were 25,551,100 outstanding Ordinary Shares as of September 5, 2003. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

The following table sets forth the sales of Ordinary Shares (totaling 433,600 Ordinary Shares) made by RDC during the last 60 days preceding September 5, 2003. All such sales were made in open market transactions on the NASDAQ National Market System:

Date of Transaction	Number of Shares	Price Per Share
August 20, 2003	15,000	$ 11.53
August 21, 2003	17,000	11.54
August 29, 2003	10,000	11.50
September 2, 2003	12,500	11.58
September 3, 2003	37,100	11.50
September 4, 2003	212,000	11.55
September 5, 2003	130,000	11.55

Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days preceding September 5, 2003.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned as of September 5, 2003 an aggregate of 62,693 Ordinary Shares (including 21,751 Ordinary Shares that may be acquired pursuant to options to purchase such shares from Elron, and 36,000 Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days preceding September 5, 2003.

Item 6.     Contracts, Arrangements, Undertakings or Relationships

                With Respect to Securities of the Issuer

On September 29, 2003 Elron and DIC entered into a voting agreement between them ("Voting Agreement") pursuant to which, among other things, each agreed to vote its respective Ordinary Shares at all meetings of shareholders of the Issuer and with respect to every action or approval by written consent of the shareholders of the Issuer, as shall be mutually agreed between them. With regard to the election of directors, DIC agrees that it shall vote all of the Shares held by it in favor of any nominees to the Board of Directors of the Company proposed by Elron. The Voting Agreement shall continue until the first anniversary thereof (the "Initial Period") and shall renew automatically for additional one year periods (each a "Subsequent Period") unless terminated by either party by written notice delivered to the other party or parties at least 30 days prior to the end of the Initial Period or any Subsequent Period, as applicable, or unless earlier terminated in writing by all parties thereto. In any event, the Voting Agreement shall terminate when any party thereto ceases to hold Ordinary Shares of the Issuer.

Item 7.     Material to be filed as Exhibits

Schedules A, B, C, D, E and F	-

Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding.

Exhibit 1		Voting Agreement between Elron and DIC, dated September 29, 2003.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: September 30, 2003

RDC RAFAEL DEVELOPMENT CORPORATION LTD.
DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

	BY:	IDB HOLDING CORPORATION LTD.
By: (signed)

Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the Statement as Exhibits 2 through 10.

Schedule A

Directors and Executive Officers
o f
RDC Rafael Development Corporation Ltd.
 (as of September 5, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Ami Erel (1) 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President & Chief Executive Officer of Discount Investment Corporation Ltd.
Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.
Avishai Friedman 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Manager, Business Development of Elron Electronic Industries Ltd
Michael Ryce Galram, P.O.B. 14, Haifa 31000, Israel	Director	Chief Executive Officer of Galram Technologies Industries Ltd.
Michael Wainer Rafael, Haifa, Israel	Director	Vice President for Finance & Chief Financial Officer of Rafael Armament Development Authority Ltd.
Giora Shalgi (2) Rafael, Haifa, Israel	Director	President & Chief Executive Officer of Rafael Armament Development Authority Ltd.
Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of Elron Electronic Industries Ltd.
Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.
Eitan Yudilevich, PhD. P.O.B. 2250, Haifa 31021, Israel	Director	Corporate Vice President business Development & Marketing of Rafael Armament Development Authority Ltd.
Reuben Baron (3) Yoqneam Industrial Park, Building 7, Yoqneam, Israel	Chief Executive Officer	President & Chief Executive Officer of RDC Rafael Development Corporation Ltd.
Ronit Ben-Haiyun Yoqneam Industrial Park, Building 7, Yoqneam, Israel	Finance Officer	Finance Officer of RDC Rafael Development Corporation Ltd.

(1)     Mr. Erel owned as of September 5, 2003 options to purchase from Elron 21,751 Ordinary
          Shares at a price of $2.27 per share.

(2)     Mr. Shalgi owned as of September 5, 2003, 3,807 Ordinary Shares.

(3)     Mr. Baron owned as of September 5, 2003, 1,000 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers
o f
DEP Technology Holdings Ltd.
 (as of September 5, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of Elron Electronic Industries Ltd.
Moshe Fourier (1) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.
Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.
Paul Weinberg 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	General Counsel & Corporate Secretary of Elron Electronic Industries Ltd.

(1)     Mr. Fourier owned as of September 5, 2003, 135 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers
of
Elron Electronic Industries Ltd.
(as of September 5, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Ami Erel (1) 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President & Chief Executive Officer of Discount Investment Corporation Ltd.
Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of Companies
Yaacov Goldman 39 Nachlieli Street, Hod Hasharon, Israel	External Director	CPA
Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.
Dr. Chen Barir 26 Harav Amiel Street, Tel Aviv, Israel	Director	Chairman of Galil Medical Ltd.
Avi Fischer 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Michael F. Kaufmann 25 Nahmani Street, Tel Aviv, Israel	Director	General Manager of D.S Ltd. & Kibernetics Ltd.
Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President & CFO of Discount Investment Corporation Ltd.
Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,
Dr. Dalia Megiddo (2) Globus Communication Center, Suite 220, Neve Ilan 90850, Israel	Director	Managing Partner of InnoMed Ventures L.P
Itzhak Ravid Raveh-Ravid, 32A Habarzel Street, Tel Aviv 69710, Israel	Director	CPA.
Professor Daniel Sipper 3 Kadesh Barnea Street, Apt. 39 Tel Aviv 69986, Israel	External Director	Professor - Department of Engineering, Tel Aviv University
Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Elron Electronic Industries Ltd.
Moshe Fourier (3) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.
Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President, Chief Financial Officer	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.
Shmuel Kidron 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Elron Electronic Industries Ltd.

(*)     Dual citizen of Israel and France.

(1)     Mr. Erel owned as of September 5, 2003 options to purchase from Elron 21,751 Ordinary
         Shares at a price of $2.27 per share.

(2)     Dr. Megiddo owned as of September 5, 2003 options to purchase from the Issuer 36,000
          Ordinary Shares at a price per share ranging from $12 to $12.15.

(3)     Mr. Fourier owned as of September 5, 2003, 135 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of September 5, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Director of companies.
Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Avi Fischer 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Development Corporation Ltd. and IDB Holding Corporation Ltd.; Chief Executive Officer of Ganden Tourism & Aviation Ltd.
Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.
Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.
Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.
Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.
Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,
Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.
Ami Erel (1) 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.
Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.
Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.
Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.
Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)    Dual citizen of Israel and France.

(**)  Citizen of Slovenia.

(1)    Mr. Erel owned as of September 5, 2003 options to purchase from Elron 21,751 Ordinary
         Shares at a price of $2.27 per share.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of September 5, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Director of companies.
Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Lior Hannes 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director and Chief Executive President	Executive Vice President of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.; Chief Executive Officer of Ganden Tourism & Aviation Ltd.
Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director and Chief Executive Officer	Chief Executive Officer of IDB Development Corporation Ltd. and IDB Holding Corporation Ltd.
Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.
Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies
Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.
Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.
Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.
Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.
Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.
Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.
Haim Tabouch 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.
Ruti Sapan 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President - Management Resources	Vice President - Management Resources of IDB Development Corporation Ltd.

(*)       Dual citizen of Israel and France.

(**)      Citizen of Slovenia.

(***)    Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule F

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of September 5, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Director of companies.
Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.
Avi Fischer 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Development Corporation Ltd. and IDB Holding Corporation Ltd.; Chief Executive Officer of Ganden Tourism & Aviation Ltd.
Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director and Chief Executive Officer	Chief Executive Officer of IDB Development Corporation Ltd. and IDB Holding Corporation Ltd.
Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.
Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,
Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.
Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.
Shmuel Lachman 9A Khilat Jatomir St. Tel Aviv, Israel	External Director	Director of Companies
Daniel Doron 16 Levi Eshkol St. Tel Aviv, Israel	External Director	CPA; Director of companies.
Rolando Eisen 2 "A" Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.
Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.
Haim Tabouch 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)        Dual citizen of Israel and France.

(**)      Citizen of Slovenia.

(***)    Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 1

VOTING AGREEMENT

This Voting Agreement (the "Agreement") is made and entered into as of this the 29th day of September, 2003, by and among Discount Investment Corporation Ltd., an Israeli company ("DIC"), and Elron Electronic Industries Ltd., an Israeli company ("Elron" and together with DIC, the "Shareholders").

Witnesseth

Whereas, each of DIC and Elron holds ordinary shares of Given Imaging Ltd., an Israeli company (the "Company"); and

Whereas, the Shareholders wish to provide for the voting of the securities of the Company held by each of them as set forth in this Agreement.

Now, Therefore, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Voting.

1.1 Securities Subject to Agreement.

The Shareholders agree to vote in accordance with the provisions of this Agreement all shares of voting capital stock of the Company held from time to time by each of them respectively (hereinafter collectively referred to as the "Shares").

1.2 Agreement to Vote.

Each Shareholder agrees that until this Agreement is terminated in accordance with Section 2 below, at every meeting of shareholders of the Company, including any adjournments thereof, and on every action or approval by written consent of the shareholders of the Company, each Shareholder shall vote all of the Shares held by it at such time, or shall cause such Shares to be voted, only as mutually agreed by the Shareholders. With regard to the election of directors, DIC agrees that it shall vote all of the Shares held by it in favor of any nominees to the Board of Directors of the Company proposed by Elron.

1.3 Not Binding on Successors.

The provisions of this Agreement shall not be binding upon the successors in interest to any of the Shares, unless and until any such successor in interest becomes a party hereto. No Shareholder shall be required to cause any successor in interest to any Shares held by such Shareholder to become a party hereto.

1.4 Other Rights as Shareholders.

Except as provided by this Agreement, each Shareholder shall be free to independently exercise as it deems fit in its sole discretion all the rights of a holder of capital stock of the Company with respect to the Shares that it holds, including the right to dispose thereof at any time.

2. Termination.

This Agreement shall continue in full force and effect from the date hereof until the first anniversary hereof (the "Initial Period") and shall renew automatically for additional one year periods (each a "Subsequent Period") unless terminated by either party by written notice delivered to the other party or parties at least 30 days prior to the end of the Initial Period or any Subsequent Period, as applicable, or unless earlier terminated in writing by all parties hereto. In any event, this Agreement shall terminate when any party hereto ceases to hold Shares.

3. Miscellaneous.

3.1 Governing Law.

This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Israel as such laws apply to agreements among companies organized under the laws of and to be performed entirely within the State of Israel.

3.2 Amendment or Waiver.

This Agreement may be amended (or provisions of this Agreement waived) only by an instrument in writing signed by each of the parties hereto.

3.3 Counterparts

This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same agreement.

3.4 Notices

Any notices required in connection with this Agreement shall be in writing and shall be deemed effectively given to the party to be notified: (i) on the first business day after having been delivered by hand or sent by facsimile to such party, or (ii) three (3) business days after having been sent to such party by registered or certified mail, postage prepaid. For the purposes hereof, each party's address shall be as follows or such address as such party may designate by advance notice to the other parties hereto.

DIC	The Triangular Tower, 43rd Floor 3 Azrieli Center, Tel Aviv, 67023 Facsimile: +972-3-6075877 Attention: The President

Elron	The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv, 67023 Facsimile: +972-3-6075556 Attention: The President

3.5 Entire Agreement

. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

In witness whereof, the parties hereto have executed this Voting Agreement as of the date first written above.

DISCOUNT INVESTMENT CORPORATION LTD.

By: /s/ Oren Lieder & /s/ Michel Dahan
Name: Oren Lieder / Michel Dahan Title: Vice President & CFO / Comptroller

ELRON ELECTRONIC INDUSTRIES LTD.

By:/s/ Doron Birger & /s/ Paul Weinberg
Name: Doron Birger/ Paul Weinberg Title: President & CEO / General Counsel & Corporate Secretary